03015769

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

4/16/03

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52539

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THIRD COAST SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

802 North Carancahua, Suite 1650
(No. and Street)

Corpus Christi, Texas 78470
(City) (State) (Zip Code)

RECEIVED APR 14 2003

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David F. Patton (361) 698-8080
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kirk & Monroe, L.L.P.
(Name – *if individual, state last, first, middle name*)

1525 North Shoreline Blvd., Corpus Christi, Texas 78401-1131
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 24 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David F. Patton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Third Coast Securites, L.L.C., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SANDY DAVIS
MY COMMISSION EXPIRES
MARCH 19, 2005

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KIRK & MONROE, L.L.P.
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL

To the Member
Third Coast Securities, L.L.C.
Corpus Christi, Texas

In planning and performing our audit of the financial statements and supplemental schedules of Third Coast Securities, L.L.C. (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-(g) in making the periodic computations of net capital under rule 17a-3(a)(ll) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

1525 N. SHORELINE BLVD • CORPUS CHRISTI, TEXAS 78401-1131 • (361) 882-7131 • FAX 882-7175

March 27, 2003
Third Coast Securities, L.L.C.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kirk & Monroe, L.L.P.

March 27, 2003

THIRD COAST SECURITIES, L.L.C.
Corpus Christi, Texas

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2002

TABLE OF CONTENTS

KIRK & MONROE, L.L.P.
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Member
Third Coast Securities, L.L.C.
Corpus Christi, Texas

We have audited the accompanying statement of financial condition of Third Coast Securities, L.L.C. (the Company) as of December 31, 2002, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Third Coast Securities, L.L.C. at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kirk & Monroe, L.L.P.

March 27, 2003

1525 N. SHORELINE BLVD • CORPUS CHRISTI, TEXAS 78401-1131 • (361) 882-7131 • FAX 882-7175

THIRD COAST SECURITIES, L.L.C.
Corpus Christi, Texas

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS		
Cash	$	18,106
Receivable From Clearing Organization		6,821
Interest Receivables		968
Other Receivables		5,776
Deposit with Clearing Organization		25,000
Start-Up Costs Net of Accumulated Amortization of $3,395		3,174
Organization Costs Net of Accumulated Amorization of $513		450
Other Assets		192
TOTAL ASSETS	$	**60,487**
LIABILITIES AND MEMBER'S EQUITY		
Payable to Clearing Organization	$	15
Commission Payable		2,825
Total Liabilities		2,840
Member's Equity (Note 3)		57,647
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	**60,487**

See Independent Auditor's Report and Notes to Financial Statements.

THIRD COAST SECURITIES, L.L.C
Corpus Christi, Texas

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2002

Revenues:		
Commissions	$	304,544
Interest Income		10,828
Total Revenues		315,372
Expenses:		
Commissions		176,708
Clearance Fees		48,567
Occupancy (Note 4)		69,708
Licenses and Permits		14,004
Amortization		1,535
Other		4,850
Total Expenses		315,372
NET INCOME	$	--

See Independent Auditor's Report and Notes to Financial Statements.

THIRD COAST SECURITIES, L.L.C.
Corpus Christi, Texas

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2002

Balance, December 31, 2001	$	57,647
Net Income		--
BALANCE, DECEMBER 31, 2002	$	57,647

See Independent Auditor's Report and Notes to Financial Statements.

THIRD COAST SERCURITIES, L.L.C.
Corpus Christi, Texas

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2002

Net Income	$	--
Adjustments to Reconcile Net Income to Net Cash		
Used by Operating Activities:		
Amortization		1,535
Change in:		
Receivable from Clearing Organization		581
Interest Receivables		(383)
Other Receivables		(5,776)
Organization Cost		--
Other Assets		(192)
Payable to Clearing Organization		(226)
Commissions Payable		(1,667)
Net Cash Used by Operating Activities		(6,128)
Decrease in Cash		**(6,128)**
Cash, Beginning of Year		24,234
CASH, END OF YEAR	**$**	**18,106**

See Independent Auditor's Report and Notes to Financial Statements.

THIRD COAST SECURITIES, L.L.C.
Corpus Christi, Texas

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

Note 1 - ORGANIZATION AND NATURE OF BUSINESS

Third Coast Securities, L.L.C. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD). The Company is a Limited Liability Company under the laws of the state of Texas.

Note 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment advisory, and venture capital businesses. The Company has claimed an exemption from SEC rule 15c3-3 under the provisions of section (k)(2)(ii) of that rule. The Company is eligible for an exemption because it clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records required by SEC rules 17a-3 and 17a-4 as are customarily kept by a clearing broker or dealer.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

THIRD COAST SECURITIES, L.L.C.
Corpus Christi, Texas

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

Note 2 - SIGNIFICANT ACCOUNTING POLICIES - Continuation

Federal Income Taxes

Federal income taxes are not payable by, or provided for, the Company. Members are taxed individually on their share of Company earnings. Company net revenue is allocated to the member.

Amortization

Amortization is provided on a straight-line basis using estimated useful lives of sixty months.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk and Economic Dependency

The Company derives approximately 25% of its revenues from a single client and approximately 67% of its revenues from its five largest clients.

The Company executes all trades made on behalf of its clients through a single clearing organization. Business operations would be impaired for some reason the clearing organization could not satisfy its contractual obligations to provide services. Accordingly, the Company is economically dependent upon that clearing organization.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

Note 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2002, the Company had net capital of $54,023, which was $49,023 in excess of its required net capital of $5,000.

In addition to the statutory net capital requirements, the Company is contractually obligated by its clearing broker to maintain net capital of $50,000.

Note 4 - RELATED PARTY TRANSACTIONS

Occupancy expenses are paid to the partnership of Abshier, Patton & Pettus, the single member owner of the Company.

Schedule 1

THIRD COAST SECURITIES, L.L.C.
Corpus Christi, Texas

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2002

Total Ownership Equity from Statement of Financial Condition	$	57,647
Deduct Ownership Equity Not Allowable for Net Capital		--
Total Ownership Equity Qualified for Net Capital		57,647
Add:		
A. Liabilities Subordinated to Claims of General Creditors Allowable in Computation of Net Captial		--
B. Other (Deductions) or Allowable Credits (List)		--
Total Capital and Allowable Subordinated Liabilities		57,647
Deductions and/or Charges:		
A. Total Nonallowable Assets		3,624
B. Secured Demand Note Deficiency		--
C. Commodity Futures Contracts and Spot Commodities-Proprietary Capital Charges		--
D. Other Deductions and/or Charges		--
Other Additions and/or Allowable Credits (List)		--
Net Capital Before Haircuts on Security Positions		54,023
Haircuts on Securities (Computed , Where Applicable, Pursuant to 15c3-1(F)).		
A. Contractual Securities Commissions		--
B. Subordinated Securities Borrowings		--
C. Trading and Investment Securities:		
1. Exempted Securities		--
2. Debt Securities		--
3. Options		--
4. Other Securities		--
D. Undue Concentration		--
E. Other (List)		--
NET CAPITAL	$	**54,023**

See Independent Auditor's Report.

Schedule 2

THIRD COAST SECURITIES, L.L.C.
Corpus Christi, Texas

RECONCILIATION OF AUDITED COMPUTATION OF NET CAPITAL AND COMPUTATION AS REPORTED ON FORM X-17A-5 FOR PERIOD

DECEMBER 31, 2002

THERE WERE NO DIFFERENCES BETWEEN THE FOCUS REPORT AS FILED AND THE AUDITED FINANCIAL STATEMENTS.

See Independent Auditor's Report.